

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Daniel Burrows
Group Chief Executive Officer
Fidelis Insurance Holdings Limited
Wellesley House South 90 Pitts Bay Road
Pembroke
Bermuda HM08

> **Re: Fidelis Insurance Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted May 3, 2024**
> **CIK No. 0001636639**

Dear Daniel Burrows:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joseph D. Ferraro, Esq.